

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2017

David Gardella
Chief Financial Officer
Donnelley Financial Solutions, Inc.
35 West Wacker Drive
Chicago, Illinois 60601

 Re: **Donnelley Financial Solutions, Inc.**
 Form 10-K for the Fiscal Year Ended December 31, 2016
 Filed February 28, 2017
 Form 10-Q for the Quarterly Period Ended September 30, 2017
 Filed November 2, 2017
 File No. 001-37728

Dear Mr. Gardella:

 We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 25

1. We note the placement of your Non-GAAP measure Adjusted EBITDA, in the MD&A, ahead of a discussion of your GAAP operating results is inconsistent with Q&A 102.10 of the CD&I on Non-GAAP financial measures (updated October 17, 2017). Please comply in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated and Combined, page 37

2.   We note you disclose for the quarter ended September 30, 2017, "the effective income
        tax rate is lower due to a decrease in the estimated full-year income tax rate, which was
        driven by a favorable change in jurisdictional mix of income as well as the positive
        settlement of previous years' tax disputes." With a view towards expanded disclosure,
        please tell us the following:
        - the nature of the favorable change in jurisdictional mix of income;
        - the basis for previous years' tax disputes which led to a positive settlement. In this
        regard, we note your Form 10-K disclosure on page F-23 regarding the total amounts
        settled with RRD; and
        - the nature of any other tax disputes outstanding, if any.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or
Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions
regarding comments on the financial statements and related matters. Please contact Joshua
Shainess, Staff Attorney at (202) 551-7951 or me at (202) 551-3810 with any other questions.

                                            Division of Corporation Finance
                                            AD Office 11- Telecommunications